

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2024

Peter Blume-Jensen, M.D., Ph.D.
Chief Executive Officer and President
Acrivon Therapeutics, Inc.
480 Arsenal Way, Suite 100
Watertown, Massachusetts 02472

> **Re: Acrivon Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 17, 2024**
> **File No. 333-278761**

Dear Peter Blume-Jensen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nick DeAngelis, Esq.